SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

BALLANTYNE STRONG, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

058516105

(CUSIP Number)

D. Kyle Cerminara

Fundamental Global Investors, LLC

4201 Congress Street, Suite 140

Charlotte, North Carolina 28209

(704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 13, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058516105	13D	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,107,761
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,591,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,699,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,584,288
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,584,288
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,584,288
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON Fundamental Global Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 853,619
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 853,619
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 853,619
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,911
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,911
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 34,911
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,739
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,739
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 65,739
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON Fundamental Activist Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,569,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,569,204
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,569,204
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON CWA Asset Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,591,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,591,429
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,861
	8	SHARED VOTING POWER 335,430
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 636,291
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 636,291
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 058516105	13D	Page 10 of 17 Pages

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 240,926(1)
	8	SHARED VOTING POWER 4,107,761
	9	SOLE DISPOSITIVE POWER 213,207(2)
	10	SHARED DISPOSITIVE POWER 5,699,190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,912,397(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.4%
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 7,540 shares held in Mr. Cerminara’s 401(k) account, (ii) 11,220 shares held by Mr. Cerminara’s wife, (iii) 4,220 shares held by Mr. Cerminara’s minor children and (iv) 13,333 shares potentially issuable to Mr. Cerminara upon the vesting of restricted stock units within 60 days of the filing of this Statement. Does not include 88,334 shares potentially issuable to Mr. Cerminara pursuant to grants of restricted stock units.
(2)	Includes (i) 104,000 shares purchasable pursuant to stock options that are exercisable within 60 days of the filing of this Statement and (ii) 13,333 shares potentially issuable to Mr. Cerminara upon the vesting of restricted stock units within 60 days of the filing of this Statement. Does not include 131,719 shares beneficially owned by Mr. Cerminara (including the 11,220 shares held by Mr. Cerminara’s wife and the 4,220 shares held by Mr. Cerminara’s children) that are held in CWA customer accounts. Does not include 88,334 shares potentially issuable to Mr. Cerminara pursuant to grants of restricted stock units.
(3)	Includes (i) 104,000 shares purchasable pursuant to stock options that are exercisable within 60 days of the filing of this Statement and (ii) 13,333 shares potentially issuable to Mr. Cerminara upon the vesting of restricted stock units within 60 days of the filing of this Statement.

CUSIP No. 058516105	13D	Page 11 of 17 Pages

1	NAME OF REPORTING PERSON Lewis M. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,423(1)
	8	SHARED VOTING POWER 4,107,761
	9	SOLE DISPOSITIVE POWER 23,923(1)(2)
	10	SHARED DISPOSITIVE POWER 5,699,190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,723,113
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.4%
14	TYPE OF REPORTING PERSON IN

(1)	Does not include 24,563 shares of common stock potentially issuable to Mr. Johnson pursuant to grants of restricted stock units.
(2)	Does not include 8,500 shares beneficially owned by Mr. Johnson that are held in CWA customer accounts.

CUSIP No. 058516105	13D	Page 12 of 17 Pages

This Amendment No. 15 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 15”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on September 3, 2014, as amended (this “Statement” or “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ballantyne Strong, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 15 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 15, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FGPM, $6,738,409; FGHP, $3,570,444; FGAA, $154,782; FGGM, $323,654; FAFI, $6,244,284; Mr. Moglia, $2,947,390; Mr. Cerminara (with respect to the shares acquired by him and his family members through the open market), $424,322; and Mr. Johnson (with respect to the shares acquired by him through the open market), $61,425. The source of these funds was working capital or personal funds, as applicable. The total cost for purchases by CWA’s customers reported in this Amendment No. 15 was approximately $4,216,095 (excluding shares held in CWA customer accounts for Messrs. Moglia, Cerminara and Johnson). The source of funds for the shares of Common Stock acquired for the accounts of CWA’s customers were funds of such customers. The cost for purchasing the shares held by Mr. Ferguson was approximately $4,618; the source of funds was personal funds.

Item 5. Interest in Securities of the Issuer.

(a)  The Reporting Persons beneficially own in the aggregate 5,936,320 shares of Common Stock, which represents approximately 40.6% of the Company’s outstanding shares of Common Stock.

Each percentage ownership of Common Stock set forth in this Statement is based on the 14,518,756 shares of Common Stock reported by the Company as outstanding as of October 29, 2019 in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

(c) Transactions effected by FGPM and FAFI and customer accounts managed by CWA in the Common Stock within the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market. In addition, shares of Common Stock were transferred from customer accounts managed by CWA as follows: 2,000 shares on December 30, 2019, 1,500 shares on January 3, 2020, 4,227 shares on January 8, 2020, 539 shares on January 10, 2020, and 1,448 shares on January 21, 2020.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 15, which agreement is set forth on the signature page to this Statement.

CUSIP No. 058516105	13D	Page 13 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: February 11, 2020

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL HOLDINGS, LP,
by FGI Holdings GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI GLOBAL ASSET ALLOCATION FUND, LTD.

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Director

FGI GLOBAL ASSET ALLOCATION MASTER FUND, LP,
by FGI Global Asset Allocation GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

CUSIP No. 058516105	13D	Page 14 of 17 Pages

FUNDAMENTAL ACTIVIST FUND I, LP,
by Fundamental Activist Fund I GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI INTERNATIONAL USVI, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

CWA ASSET MANAGEMENT GROUP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Co-Chief Investment Officer

JOSEPH MOGLIA

/s/ Joseph H. Moglia

D. KYLE CERMINARA

/s/ D. Kyle Cerminara

LEWIS M. JOHNSON

/s/ Lewis M. Johnson

CUSIP No. 058516105	13D	Page 15 of 17 Pages

Schedule A

Transactions in the Common Stock in the Past 60 Days:

Fundamental Global Partners Master Fund, LP:

Transaction Date	Number of Shares Bought/(Sold)(1)	Price Per Share ($)(2)
12/12/2019	1,511	2.7562
12/13/2019	196	2.7797
12/16/2019	1,891	2.7372
12/17/2019	1,891	2.6607
12/18/2019	1,891	2.7435
12/19/2019	255	2.8102
12/20/2019	901	2.8772
12/23/2019	2,393	2.9608
12/24/2019	250	3.044
12/26/2019	350	2.99
12/27/2019	2,393	3.0326
12/30/2019	2,791	3.1773
12/31/2019	2,791	3.1921
01/02/2020	2,790	3.3381
01/03/2020	2,790	3.3223
01/06/2020	2,840	3.3185
01/07/2020	2,840	3.3309
01/08/2020	2,840	3.3309
01/09/2020	2,840	3.3396
01/10/2020	1,424	3.2102
01/13/2020	2,995	3.3243
01/14/2020	935	3.247
01/15/2020	1,059	3.2533
01/16/2020	2,994	3.3123
01/17/2020	2,994	3.4515
01/21/2020	2,746	3.4208
01/22/2020	2,498	3.4021
01/23/2020	1,818	3.4164
01/24/2020	2,746	3.4159
01/27/2020	561	3.3875
01/28/2020	1,494	3.289
01/29/2020	876	3.338
01/30/2020	1,323	3.3611
01/31/2020	1,291	3.4259
02/03/2020	498	3.456
02/04/2020	1,450	3.3183
02/05/2020	250	3.35
02/06/2020	800	3.3788
02/07/2020	1,419	3.3316

(1)	All shares were purchased pursuant to a Rule 10b5-1 trading plan entered into by Fundamental Global Investors, LLC on behalf of the funds managed by it.
(2)	Except for the price per share reported for the trades on December 26, 2019 and February 5, 2020, the price per share reported is the weighted average price. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.

CUSIP No. 058516105	13D	Page 16 of 17 Pages

Schedule A (continued)

Transactions in the Common Stock in the Past 60 Days:

Fundamental Activist Fund I, LP:

Transaction Date	Number of Shares Bought/(Sold)(1)	Price Per Share ($)(2)
12/12/2019	1,511	2.7562
12/13/2019	195	2.7797
12/16/2019	1,892	2.7372
12/17/2019	1,892	2.6607
12/18/2019	1,891	2.7435
12/19/2019	255	2.8102
12/20/2019	902	2.8772
12/23/2019	2,393	2.9608
12/24/2019	250	3.044
12/26/2019	350	2.99
12/27/2019	2,393	3.0326
12/30/2019	2,790	3.1773
12/31/2019	2,791	3.1921
01/02/2020	2,790	3.3381
01/03/2020	2,790	3.3223
01/06/2020	2,841	3.3185
01/07/2020	2,840	3.3309
01/08/2020	2,840	3.3309
01/09/2020	2,840	3.3396
01/10/2020	1,424	3.2102
01/13/2020	2,994	3.3243
01/14/2020	936	3.247
01/15/2020	1,060	3.2533
01/16/2020	2,994	3.3123
01/17/2020	2,994	3.4515
01/21/2020	2,746	3.4208
01/22/2020	2,498	3.4021
01/23/2020	1,819	3.4164
01/24/2020	2,746	3.4159
01/27/2020	562	3.3875
01/28/2020	1,494	3.289
01/29/2020	876	3.338
01/30/2020	1,323	3.3611
01/31/2020	1,292	3.4259
02/03/2020	498	3.456
02/04/2020	1,450	3.3183
02/05/2020	250	3.35
02/06/2020	800	3.3788
02/07/2020	1,419	3.3316

(1)	All shares were purchased pursuant to a Rule 10b5-1 trading plan entered into by Fundamental Global Investors, LLC on behalf of the funds managed by it.
(2)	Except for the price per share reported for the trades on December 26, 2019 and February 5, 2020, the price per share reported is the weighted average price. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.

CUSIP No. 058516105	13D	Page 17 of 17 Pages

Schedule A (continued)

Transactions in the Common Stock in the Past 60 Days:

Customer Accounts Managed by CWA Asset Management Group, LLC:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)(1)
12/13/2019	(570)	2.7818
12/13/2019	(400)	2.7950
12/13/2019	(200)	2.7798
12/13/2019	(300)	2.7698
12/16/2019	(1,266)	2.8031
12/16/2019	(7,073)	2.8031
12/16/2019	(456)	2.8031
12/16/2019	(1,524)	2.8031
12/16/2019	(2,085)	2.8031
12/16/2019	(2,734)	2.8031
12/17/2019	(248)	2.6998
12/20/2019	(8,771)	2.8523
12/27/2019	(213)	2.9948
12/30/2019	(78)	3.1697
12/30/2019	(1,363)	3.1399
02/07/2020	(170)	3.0661

(1)	The price per share reported is the weighted average price. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.